Frank P. Bruno, Esquire
August 10, 2017
Page 1 of 11




August 10, 2018


VIA E-MAIL

Frank P. Bruno, Esquire
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

Re:    Nuveen AMT-Free Quality Municipal Income Fund
       (File Nos. 333-226125; 811-21213)

       Nuveen AMT-Free Municipal Credit Income Fund
       (File Nos. 333-226136; 811-09475)

Dear Mr. Bruno:

On July 11, 2018, you filed an initial registration statement on Form N-2 on behalf of the
Nuveen AMT-Free Quality Municipal Income Fund, and on July 12, 2018, you filed an initial registration statement on Form N-2 on behalf of the Nuveen AMT-Free Municipal Credit Income
Fund (together, the "Funds"). Based on our review, we have the following comments. Unless otherwise noted, our comments apply to both registration statements. Please note that comments we give regarding disclosure in one section apply to other sections in the filings that contain the same or similar disclosure. Page numbers refer to the registration statement for the Nuveen
AMT-Free Quality Municipal Income Fund.

General

1. We note that portions of the registration statements are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-
      action request in connection with the registration statements.

3. If applicable, please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration


 Frank P. Bruno, Esquire
August 10, 2017
Page 2 of 11

      statements, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among each Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Registration Statement Cover Page

4. Please confirm supplementally that the "Amount Being Registered" in the "Calculation of
      Registration Fee under the Securities Act of 1933" table includes all shares that may be issued pursuant to the underwriters' over-allotment option.

PROSPECTUS

Cover Page

5. Please clarify in each prospectus whether the Funds' two investment objectives are primary and secondary, as noted on the cover page, or are of comparable importance, as suggested elsewhere throughout the filing.

6. When discussing the Funds' investment objectives and policies, please include the policy of investing at least 80% of Assets in municipal securities and other related investments, the income from which is exempt from the federal alternative minimum tax applicable to individuals at the time of purchase. Please also make corresponding changes to the cover page of each prospectus supplement.

7. Please bold the cross reference to the prospectus discussion regarding the risks associated with leverage. See Item 1.1.j of Form N-2.

8. Please disclose that because the management fee is based on a percentage of Managed
      Assets, which include the assets acquired from the Funds' use of leverage, the Adviser and
      Sub-Adviser may have a conflict of interest in determining whether to use or increase leverage.

9. Please clarify in the Leverage discussion and throughout the prospectus that reverse repurchase agreements are in effect borrowings, and revise corresponding disclosure appropriately. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

Prospectus Summary   Investment Objectives and Policies, pages 1-2

10. The term "Quality," when used in a fund name that also suggests fixed income investments, is synonymous with the term "Investment Grade" and is subject to Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act"). Accordingly, with respect to the
      Nuveen AMT-Free Quality Municipal Income Fund, please revise the investment policy sections of the prospectus and prospectus supplements to include a requirement for the
      Fund to invest at least 80% of its Assets in investment grade municipal securities. Please disclose whether this policy is fundamental or whether it may be changed upon 60 days'


 Frank P. Bruno, Esquire
August 10, 2017
Page 3 of 11

      notice to shareholders. Similarly, please revise the Fund's policy of investing up to 35% of its Managed Assets in securities rated below the three highest grades (Baa or BBB or lower) so that the Fund will not invest more than 20% of its Assets in below investment grade municipal securities.

11. To ensure that each Fund's key features are provided in the summary, please disclose that each Fund may: (a) invest in distressed securities; (b) not invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding (i.e., rated below
      C-); (c) invest up to 15% of its Managed Assets in inverse floating rate securities; (d) invest in the securities of open- or closed-end investment companies (including exchange-traded funds) that invest primarily in municipal securities of the types in which the Fund may invest directly; (e) invest in certain derivative instruments, including financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, and options on swap contracts; and (f) invest up to 100% of its net assets, during temporary defensive periods, in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable.

12. Please disclose, where appropriate in each prospectus, that if a Fund sells or writes credit default swaps, then the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

Use of Proceeds, page 4

13. The prospectus states that Fund will use the net proceeds from any sales of Securities to make investments in accordance with the Fund's investment objectives and policies or to redeem outstanding Preferred Shares. Please clarify in each prospectus supplement the approximate amount intended to be used for each purpose. See Item 7.1 of Form N-2.

Risk Factors, pages 8-25

14. The introductory paragraph indicates that the risk factor discussion does not describe all of the risks associated with an investment in each Fund. Please revise this statement to clarify that the risk discussion in the prospectus and prospectus supplements describe all of the principal risks associated with an investment in Common Shares and MFP Shares of the
      Fund. Item 8.3.a. of Form N-2.

15. In the discussion on Inverse Floating Rate Securities Risk, please disclose that the amount of fees paid for investment advisory services will be higher if a Fund uses leverage because the fees will be calculated based on the Fund's Managed Assets. Please state that this may create an incentive for the Adviser and Sub-Adviser to leverage the Fund by investing in inverse floating rate securities, and therefore the Adviser and Sub-Adviser may have a conflict of interest in determining whether to increase the Fund's use of leverage.

16. The last paragraph of Special Risks Related to Certain Municipal Securities states that the
      Fund may invest in tobacco settlement bonds, but there is no other mention of such


 Frank P. Bruno, Esquire
August 10, 2017
Page 4 of 11

      instruments in the registration statement. Please remove this paragraph or, alternatively, please revise each prospectus to disclose the Funds' investment policies regarding tobacco settlement bonds.

17. Please expand the discussion on Derivatives Risk, Including the Risk of Swaps, to address all of the derivative instruments in which each Fund may principally invest (e.g., financial futures contracts, options on financial futures, and options on swap contracts).

18. Page 37 of the prospectus states that the Fund may invest in distressed securities, but may not invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding. Please reconcile this with the penultimate paragraph in the Below Investment
      Grade Risk discussion, which states that distressed securities are those issued by issuers that are involved in bankruptcy or insolvency proceedings.

19. When stating in the Interest Rate Risk discussion that a portfolio of securities with longer durations tend to be more sensitive to interest rate changes than a portfolio with a shorter duration, please disclose that a greater sensitivity to changes in interest rates typically corresponds to higher volatility and higher risk.

20. The Other Investment Companies Risk discussion explains that the Funds may be indirectly exposed to leverage when investing in other investment companies. Please also disclose other risks relating to investing in other investment companies, including exchange-traded funds ("ETFs") (e.g., the Fund bears a pro rata portion of the expenses of underlying funds, including advisory fees, which are in addition to the Fund's direct expenses; an ETF that is based on a specific index may not be able to replicate and maintain the index composition; ETFs incur certain expenses not incurred by the index; the market value of ETFs and closed-end funds may differ from their net asset value; etc.).

21. Please state in the discussion on Anti-Takeover Provisions that such provisions could have the effect of depriving Common Shareholders of the opportunity to sell their shares at a premium over the then current market price of the Common Shares.

Description of Securities, pages 30-35

22. The introductory paragraph states that the information therein is a brief description of the terms of the Securities, and a complete description may be found in the Declaration of
      Trust. Please clarify here as well as elsewhere in the filings that all material terms of the
      Securities are described in the prospectus and prospectus supplements (e.g., the first paragraph on page S-19 and the first and last paragraphs under Book-Entry Procedures and
      Settlement beginning on page S-41 of the VRRM-MFP Shares prospectus supplement; the first paragraph on page S-22 and the first and last paragraphs under Book-Entry Procedures and Settlement beginning on page S-46 of the VRM-MFP Shares prospectus supplement).

      Similarly, a prospectus should be accurate and complete, and the statements therein may not be qualified with reference to any other document. Accordingly, please remove the


 Frank P. Bruno, Esquire
August 10, 2017
Page 5 of 11

      disclosure on page 35 of the prospectus stating that the description of MFP Shares are not complete, and are qualified in their entirety by reference to the Declaration of Trust and the
      Statement and the Statement Supplement relating to that series. Please remove similar disclosure elsewhere in the filings (e.g., the second paragraph on page 60 of the prospectus;
      the third paragraph on page S-20 of the Common Shares prospectus supplement; the penultimate paragraph on page S-44 of the VRRM-MFP Shares prospectus supplement; the third paragraph on page S-49 of the VRM-MFP Shares prospectus supplement).

The Fund's Investments   Investment Objectives and Policies, pages 36-39

23. Please describe the Funds' investment policies relating to inverse floating rate securities, including the 15% limitation on the amount the Fund may invest in such instruments.

24. Please remove the first paragraph on page 39 of the prospectus, which discusses municipal securities that are additionally secured by insurance, bank credit agreements, or escrow accounts, as it is redundant with the third paragraph on page 38 of the prospectus.

25. Please describe any criteria as to duration that each Fund might use with respect to its investments in municipal securities.

The Fund's Investments   Portfolio Composition, pages 39-44

26. As this section is intended to describe the principal investments comprising each Fund's portfolio, please describe the Fund's investments in other open- or closed-end investment companies, including those that are affiliated with the Fund. Further, please add disclosure indicating that the Funds will consider the investments of underlying investment companies when determining compliance with each of its Rule 35d-1 investment policies.

27.   When discussing derivatives at the end of this section:

          a. This discussion is very general, listing the types of derivatives in which the Funds may invest with no explanation as to the nature of each instrument. Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry
             D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan,
             General Counsel, Investment Company Institute, dated July 30, 2010, and revise the disclosures in this section accordingly. See http://www.sec.gov/divisions/
             investment/guidance/ici073010.pdf.

          b. Please reconcile the first and third sentences in the paragraph, which are virtually identical.

          c. Please more clearly disclose that all derivative instruments included within the Funds'
             Rule 35d-1 investment policies will be valued based on their market or fair value rather than their notional value for purposes of calculating compliance with each policy.



 Frank P. Bruno, Esquire
August 10, 2017
Page 6 of 11

Use of Leverage, pages 44-47

28.   Please define "effective leverage."

Management of the Fund   Investment Management and Sub-Advisory Agreements,
pages 48-50

29. The prospectus states that the Sub-Adviser will receive a "management fee, which is equal to the portion percentage allocation of the fees (net of applicable breakpoints, waivers and reimbursements) paid by the Fund to the Investment Adviser under the Investment
      Management Agreement for the Fund." Please revise this statement in accordance with plain English principles to more clearly state the amount of the advisory fee received by the
      Sub-Adviser (e.g., [xx]% of Nuveen Fund Advisor's management fee (net of applicable breakpoints, waivers and reimbursements).

Repurchase of Fund Shares; Conversion to Open-End Fund, pages 53-55

30. Each prospectus states that the Fund's Board of Directors will consider, on an annual basis, action that may be taken to reduce or eliminate any material discount from net asset value, including the conversion of the Fund to an open-end investment company. Accordingly, please disclose in the prospectus: (a) the risks relating to conversion to an open-end fund, such as (i) changes in the Fund's portfolio management to meet liquidity requirements applicable to open-end funds; and (ii) the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; (b)
      whether the Fund may charge sales or redemption fees upon conversion; (c) whether redemptions will be made in cash or with portfolio securities; and (d) if the Fund, after conversion, intends to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. See Guidelines to Form N-2, Guide 4.

PROSPECTUS SUPPLEMENT (Common Shares)

Distributions, pages S-12 - S-13

31. The last paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please disclose that any such change would be made subject to a finding by the Fund's Board of
      Trustees that such change is in the best interests of the shareholders.

Effects of Leverage, page S-18

32. Please provide a narrative accompanying the total return table explaining that the purpose of the table is to assist the investor in understanding the effects of leverage. See Item 8.3.b.4. of
      Form N-2.





 Frank P. Bruno, Esquire
August 10, 2017
Page 7 of 11

PROSPECTUS SUPPLEMENT (VRRM-MFP Shares)

General

33. Please provide supplementally the Term Redemption Date for this offering. We may have further comments after reviewing your response.

Summary - Variable Rate Remarketed Mode, pages S-3   S-4

34. "Mode" is defined as the "Variable Rate Remarketed Mode, or any subsequent Mode, including any extension thereof, for which terms and conditions of the MFP Shares are designated pursuant to the Statement and the Statement Supplement." Please more clearly explain in accordance with plain English principles the terms and conditions of the MFP
      Shares that may change upon change to a new Mode. Please make similar disclosure changes to the prospectus supplement for the VRM-MFP Shares.

Summary - Dividend Provisions, pages S-4   S-6

35. The Summary sets forth the dividend rates that may apply under the offering. With each takedown of a preferred stock offering, please describe in the Summary the other material terms of the dividends payments (e.g., dividend period, dividend payment dates, the amount of dividends per share, etc.).

36. Please define the Securities Industry and Financial Markets Association ("SIFMA")
      Municipal Swap Index, as is provided in the prospectus supplement for the VRM-MFP
      Shares.

Summary - Redemption Provisions, pages S-10   S-11

37.   The prospectus supplement describes a redemption procedure whereby
VRRM-MFP
      Shares may be redeemed on any Business Day, at the option of the Fund (in whole or from time to time, in part). Further, the prospectus supplement states that if the Fund fails to have Asset Coverage of at least 225%, or if the Effective Leverage Ratio of the Fund exceeds 45%, then the Fund may redeem a number of Preferred Shares as determined by the Fund (which may include at the sole option of the Fund any number or proportion of
      VRM-MFP Shares). Please explain to us how the Fund's ability to redeem shares at its discretion under these scenarios is consistent with Rule 23c-2 under the 1940 Act, which requires, among other things, that a closed-end fund redeem shares in a "manner as will not discriminate unfairly against any holder of the securities of such class or series." Please revise this disclosure to clearly state that all optional and mandatory redemptions by the
      Fund will be conducted consistent with Rule 23c-2. Please make similar disclosure changes to the prospectus supplement for the VRM-MFP Shares.





 Frank P. Bruno, Esquire
August 10, 2017
Page 8 of 11

Risk Factors, pages S-14   S-18

38. The dividend rate applicable to the VRRM-MFP Shares will be equal to the sum of a specified annual rate plus the SIFMA Municipal Swap Index. Accordingly, please include in the Risk Factors discussion "Risks Related to SIFMA Municipal Swap Index" and
      "Discontinuation or Modification of the SIFMA Municipal Swap Index," which are described in the prospectus supplement for the VRM-MFP Shares.

Ratings, pages S-32   S-33

39. The prospectus supplement discloses the expected long-term rating and long-term credit rating for VRRM-MFP Shares. Please briefly discuss the significance of these ratings, the basis upon which ratings are issued, and whether or not the Funds intend, or have any contractual obligation, to comply with the conditions and guidelines imposed by the nationally recognized statistical rating organization ("NRSRO"). In addition, please disclose the material terms of any agreement between the Funds or any of their affiliates and the NRSRO under which the NRSRO provides such ratings. See Item 10.6. of Form
      N-2.

      Further, please describe the effects on VRRM-MFP Shareholders if such ratings are lowered or withdrawn and the relationship of these ratings to the investment quality of the securities in which the Fund will invest. See Guide 6 to Form N-2.

      Please make similar disclosure changes to the prospectus supplement for the VRM-MFP
      Shares.

PROSPECTUS SUPPLEMENT (VRM-MFP Shares)

Summary - Dividend Rate, pages S-5   S-6

40. To avoid investor confusion, please define "Failed Adjustment Event" and "Failed
      Transition Event" the first time such terms are used.

Description of VRM-MFP Shares - Mode [Extension or] Change - [Extension of the Variable
Rate Mode or] Transition to a New Mode, page S-40

41. The prospectus supplement explains that upon extension of the Variable Rate Mode or transition to a new Mode, all outstanding VRM-MFP Shares will be automatically subject to mandatory tender for transition remarketing, unless Required Beneficial Owners have agreed to such extension or transition. Please briefly describe this provision in the prospectus supplement Summary.





 Frank P. Bruno, Esquire
August 10, 2017
Page 9 of 11

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 1-4

42. When describing each Fund's fundamental policies, please include its fundamental policy of investing at least 80% of its Assets in municipal securities and other related investments, the income from which is exempt from regular federal income taxes, and, with respect to the Nuveen AMT-Free Quality Municipal Income Fund, its fundamental policy of investing at least 80% of its Assets in municipal securities and other related investments, the income from which is exempt from the federal alternative minimum tax applicable to individuals at the time of purchase.

43. Investment restriction number five states that the Fund may not "[i]nvest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not apply to municipal bonds other than those municipal bonds backed only by the assets and revenues of non-governmental users" (emphasis added). Please clarify in adjacent disclosure that municipal bonds will be counted for concentration purposes where such bonds are backed principally by the assets and revenues of non-governmental users.

44. A fund (and its adviser) may not ignore the investments of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy.

45. Please clarify in the disclosure what the 1940 Act permits with respect to issuing senior securities and making loans.

The Fund's Investments   Derivatives and Hedging Strategies   Swap
Transactions, page 12

46. The SAI states that the Fund's obligation under a swap agreement will be accrued daily
      (offset against amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by segregating cash and/or other appropriate liquid assets. As the Fund is not permitted to offset for credit default swaps, please revise the disclosure accordingly. Further, please explain what is meant by "accrued," as the coverage amount should be the full amount of unpaid past and future payment obligations.
      See Investment Company Act Release No. 10666 (Apr. 18, 1979).

The Fund's Investments   Segregation of Assets, pages 19-20

47. In the first paragraph, please revise the second sentence to provide an asset segregation example of a derivative instrument in which the Funds actually invest (e.g., financial futures contracts, interest rate swaps, credit default swaps).

48. In the last paragraph, please clarify that the Funds may invest in inverse floating rate securities.


 Frank P. Bruno, Esquire
August 10, 2017
Page 10 of 11


Proxy Voting Policies, pages 49-50

49. Please more fully describe the proxy voting policies of the Sub-Adviser. See, e.g.,
      "Disclosure of Proxy Voting Policies and Proxy Voting Records by
Registered
      Management Investment Companies," SEC Rel. No. IC-25922 (Apr. 14, 2003).

Beneficial Owners, page 52

50. Please state the name, address, and percentage of ownership of each person who owns 5%
      or more of each class of each Fund's outstanding securities. Item 19.2. of Form N-2.

Appendix A

51.   Please provide a cross-reference in the SAI to Appendix A.

PART C

52. Before the registration statements are effective, please file an unqualified legality opinion consistent with Staff Legal Bulletin No. 19 dated October 4, 2011 (the "Legal Bulletin") or, alternatively, please undertake to file an unqualified legality opinion consistent with the
      Legal Bulletin in connection with each future takedown offering the Funds conduct pursuant to the registration statements.

53. Please clarify the type of opinion to be provided as Exhibit l.2, and indicate whether this opinion will be filed before the registration statement is effective or whether the Funds will undertake to file such an opinion in connection with each future takedown offering.

54. Please confirm supplementally that the Funds will include as exhibits to a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 (the "Securities
      Act") the final versions of the agreements filed as "form of" exhibits to the registration statement.

                                       *       *      *

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all


 Frank P. Bruno, Esquire
August 10, 2017
Page 11 of 11

issues, the Fund and its underwriter must request acceleration of the effective date of the registration statements.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

                                                                     Sincerely,

                                                                     /s/
Elisabeth Bentzinger

                                                                     Elisabeth
Bentzinger
                                                                     Senior
Counsel